FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol	
Emmett, David A.	**April 10, 2002**	**PremierWest Bancorp PRWT**	

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
1455 E. McAndrews (Street)		**X** Director _____ 10% Owner _____ Officer (give title below) _____ Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Medford, OR 97504

(City)   (State)   (Zip)

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	**1,034**	**D**	
Common Stock	**2,000**	**I**	**By IRA**
Common Stock	**8,691**	**I**	**E.T. Investments (1)**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

FORM 3 (continued) | **Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)**

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Stock Option (40199) (right to buy)	04/10/1999	04/01/2009	Common Stock	16,556	$3.990	D	

Explanation of Responses:

See attached statement

04/11/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person   Date

**Gordon Crim, Attorney in Fact for
David A. Emmett**

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 3 - April 10, 2002

Emmett, David A.

1455 E. McAndrews

Medford, OR 97504

Explanation of responses:

(1)	**This entity is controlled by Mr. Emmett and he has elected to report his ownership on an aggregate basis and disclaims any interest in those shares in which he does not own a pecuniary interest.**